Exhibit 4.9

AMENDMENT TO
WARRANTS, WARRANT AGENT AGREEMENT AND REGISTRATION RIGHTS AGREEMENT

This Amendment to Warrants, Warrant Agent Agreement and Registration Rights Agreement (this “Amendment”) is dated as of November 12, 2004 and is among:

•	Rockford Corporation, an Arizona corporation (“Company”);

•	BNY Western Trust Company, a California banking corporation (“BNY”); and

•	Piper Jaffray & Co. (“Piper Jaffray”).

RECITALS:

A.	Company entered into a Securities Purchase Agreement, dated as of June 10, 2004 (the “Purchase Agreement”), pursuant to which Company issued and sold to certain Holders (the “Holders”) (i) $12,500,000 aggregate principal amount of Company’s 4.5% Convertible Senior Subordinated Secured Notes due 2009 (the “Notes”) and (ii) Warrants to Purchase Common Stock for an aggregate of 590,737 shares of Company’s Common Stock (the “Holder Warrants”). In addition, Company also issued Warrants to Purchase Common Stock for an aggregate of 59,073 shares of Company’s Common Stock (the “Piper Warrants” and, together with the “Holder Warrants”, the “Warrants”) to Piper Jaffray.

B.	In connection with the transactions contemplated by the Purchase Agreement, one or more of the parties entered into the following ancillary agreements, each of which is dated as of June 10, 2004 (together with the Purchase Agreement and the Warrants, the “Operative Documents”):

•	Warrant Agent Agreement between Company and BNY, as Warrant Agent, relating to the Warrants; and

•	Registration Rights Agreement among Company, Piper Jaffray and Holders.

C.	As Company has advised BNY and Holders, an Event of Default occurred under Section 7.1(e) of the Indenture relating to the Notes by virtue of the initiation of a voluntary receivership proceeding relating to MB Quart GmbH, a Subsidiary of Company (the “MB Quart Receivership”).

D.	Company has requested that BNY and Holders waive the Event of Default arising as a result of the MB Quart Receivership and certain additional matters arising under the Indenture (the “Known Existing Default”). Company, Audio Innovations, Inc., BNY and Holders have entered into an agreement to amend certain terms and conditions of the Operative Documents and to waive the Known Existing Default (the “Waiver”).

E.	Piper Jaffray has assisted the Company to negotiate the Waiver and, in connection with this assistance, the Company has agreed to amend the Piper Warrants issued to Piper Jaffray to reduce the exercise price of the Piper Warrants to equal the amended exercise price of the Holder Warrants under the Waiver.

AGREEMENTS:

1.	Defined Terms. Capitalized terms used but not defined in this Amendment will have the meanings given them in the Operative Documents or in the Waiver, as applicable.

2.	Amendment to Warrants. Section 1(c) of the Warrant Certificate issued to Piper Jaffray is amended to reflect that the Exercise Price of the Piper Warrants is $3.73. At the request of Piper Jaffray and upon written notice to Company and the Warrant Agent, Company will execute and deliver to the Warrant Agent a new Warrant Certificate reflecting the foregoing amendment, and the Warrant Agent will thereupon register and deliver the new Warrant Certificate to Piper Jaffray upon surrender of the outstanding Warrant Certificate in accordance with Section 5 of the Warrant Agent Agreement.

3.	Amendment to Warrant Agent Agreement. As agreed in the Waiver, the first “Whereas” clause in the Warrant Agent Agreement is amended to reflect that Warrants to purchase a total of 1,246,573 shares of Company’s Common Stock have been issued to Holders and Piper Jaffray.

4.	Amendment to Registration Rights Agreement. As agreed in the Waiver, Recital A of the Registration Rights Agreement is amended to reflect that Warrants to purchase a total of 1,187,500 shares of Company’s Common Stock have been issued to Holders.

5.	Amendment of Registration Statement; Suspension of Sales. Company agrees to amend the Registration Statement on Form S-3 that was declared effective by the Commission on August 20, 2004, or file a new Registration Statement, or both, to reflect the transactions contemplated by this Amendment in accordance with Section 2(e) of the Registration Rights Agreement. Piper Jaffray acknowledges and agrees that, from the date of execution of this Amendment until the amended or new Registration Statement is declared effective by the Commission, Piper Jaffray may not sell the Warrants or underlying shares of Common Stock under the currently effective Registration Statement.

6.	Reservation of Shares. Company agrees to take all actions necessary, including the issuance of irrevocable instructions to its transfer agents, to at all times have authorized, and reserved for the purpose of issuance, not less than 105% of the number of shares of Common Stock issuable upon exercise of the Piper Warrants.

7.	Integration. This Amendment incorporates all negotiations of the parties hereto with respect to the subject matter of this Amendment and is the final expression and agreement of the parties with respect to the subject matter of this Amendment.

8.	Severability. If any provision of this Amendment is held to be invalid, illegal or unenforceable, such provision will be severable from the remainder of this Amendment and the validity, legality and enforceability of the remaining provisions of this Amendment will not in any way be affected or impaired thereby.

9.	Conflict. If there is any conflict between the provisions of this Amendment and the provisions of any of the Operative Documents, the provisions of this Amendment will control. Except as expressly amended hereby, the terms, conditions and provisions of the Operative Documents remain in full force and effect.

ROCKFORD CORPORATION
By:	/s/ W. Gary Suttle
Name:	W. Gary Suttle
Title:	Chief Executive Officer

BNY WESTERN TRUST COMPANY
By:	/s/ David A. Oeser
Name:	David A. Oeser
Title:	Assistant Vice President

PIPER JAFFRAY & CO.
By:	/s/ Eric Alt
Name:	Eric Alt
Title:	Managing Director